Aviat Networks, Inc. 5200 Great America Parkway Santa Clara, CA 95054 Phone: 408 567 7000 Fax: 408 567 7111 www.aviatnetworks.com

February 25, 2011

VIA EDGAR AND FACSIMILE

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Fax. No. (703) 813-6981

Attention:	Larry Spirgel, Assistant Director

Re:	Comment Letter Dated February 4, 2011
Aviat Networks, Inc.
Form 10-K for the year ended July 2, 2010
Filed September 9, 2010
File Number 001-33278

Dear Mr. Spirgel:

Aviat Networks, Inc. (“Aviat Networks” or the “Company”) is submitting this letter in response to the comments from the staff (“Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter dated February 4, 2011 (the “Comment Letter”) regarding the Form 10-K for the year ended July 2, 2010 of the Company (the “Form 10-K”). Please find our responses to the Staff’s comments below. For your convenience, we have copied each of the comments in the Comment Letter immediately preceding our response thereto and the headings and numbered responses in this response letter correspond to the headings and numbered comments contained in the Comment Letter.

Staff Comment #1

Form 10-K for the Fiscal Year Ended July 2, 2010

Item 7.	Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 31

1.	We note that you had significant decreases in revenue from prior periods. However your disclosure regarding the decrease only states the regions that had the decrease/increase and provides general reasons that could be applicable to most companies. Please identify and discuss key performance indicators, including non-financial performance indicators that you use to manage the business and that would be material to investors. Your discussion should include the decline in sales attributable to product pricing and/or product volume. You should identify and disclose known trends, events, demands, commitments and uncertainties that are reasonably likely to have a material effect on financial condition or operating performance in the future. Please refer to Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations, Release Nos. 33-8350; 34-48960; FR-72 at: http://wvvw.sec.gov/rules/interp/33-8350.htm. Please provide us with the proposed disclosures that you will include in your future to provide the details above.

Company Response to Comment #1:

We develop, manufacture and sell wireless telecommunications equipment that is used to transport voice and data information within public and private communications networks, particularly for the backhaul portions of these networks. In North America, we provide complete turnkey communications solutions for state and local governments, energy utilities and public networks operators. We have two market segments: North America and International. Our key performance indicators within each segment are top line revenue growth and operating profit. Generally, we focus on the growth of our sales and we measure both revenue growth and profitability, the latter in terms of operating profit. In our International segment, wireless transmission comprises more than half of the total backhaul market, whereas in North America, wireless transmission makes up less than 20% of the backhaul market. Fiber optics cable makes up the remaining 80% of the backhaul market. In our North American segment, the majority of our customers have historically purchased our legacy products. Beginning in June 2010, we began notifying our customers that we would no longer manufacture or sell our Legacy products after June 2011. We are now transitioning these customers to our Eclipse product line. In our International segment, customers have our Eclipse product line installed in their networks. Furthermore, the majority of revenue in our International segment is from carriers, whereas our North American segment generates significant amounts of revenue from state and local governments. Within the International segment, revenue by region is also a key performance indicator due to the differing industry growth trends among these regions. Mobile operators in developing countries like those in Africa and parts of Asia have different purchasing patterns from mobile operators in developed countries which has an impact on our product mix and pricing. In addition, competitors vary by region which also impacts the purchasing decision. In light of the differences in the two segments noted above, management’s key performance indicators within each segment are revenue and operating profit.

We believe that our Management’s Discussion and Analysis in our 10-K complied with the SEC’s requirements for such section. However, in future filings we will revise our Management’s Discussion and Analysis section to provide more extensive information on geographic revenue trends, and the impact of other key events such as new product introductions and pricing pressures on these trends, where applicable. We will include a discussion of key performance indicators similar in nature to the preceding paragraph.

The following narrative provides an example of how we propose to present this discussion in future filings based primarily on the disclosures excerpted from our recently filed 10-Q:

Revenue by region comparing the second quarter of fiscal 2011 with the second quarter of fiscal 2010 and the related changes are shown in the table below:

	Quarter Ended		Amount Increase/(Decrease)	Percentage Increase/(Decrease)
	December 31, 2010	January 1, 2010
	(In millions, except percentages)
North America	$40.4	$49.4	$(9.0)	(18.2)%
International:
Africa	26.2	18.6	7.6	40.9%
Europe, Middle East, and Russia	33.7	29.9	3.8	12.7%
Latin America and Asia Pacific	23.9	24.7	(0.8)	(3.2)%

Total International	83.8	73.2	10.6	14.5%

Total Revenue	$124.2	$122.6	$1.6	1.3%

The increase of our total revenue in the second quarter of fiscal 2011 compared with the same quarter in fiscal 2010 resulted from significant increases in Africa and the Europe, Middle East and Russia (“EMER”) regions, where increased orders for the current product platform were delivered in the second quarter of fiscal 2011. The substantial year to year increase in Africa came from a wireless customer who resumed purchasing after substantially reducing its orders in the prior year. In addition, certain other customers in the region increased spending during the fourth quarter of the calendar year. We expect continued demand for our products and services in Africa during our third fiscal quarter. Revenue in the second quarter of fiscal 2010 included a substantial amount of purchases from a customer in the Middle East that was not repeated in fiscal 2011.

However, wireless customers in Russia that had reduced their capital spending sharply in calendar 2009 and early 2010 in response to the tightening in credit markets, increased spending allowing us to benefit from their incremental business in the second quarter of fiscal 2011. Competitive pricing pressures in Russia continue to impact the business so future order levels may vary significantly. Finally, in the Asia Pacific region, the product mix varied from the second quarter of fiscal 2011 as compared with the same quarter in fiscal 2010. In the second quarter of fiscal 2011, revenue from shipments of WiMAX product substantially increased in the region, mostly in India, while microwave business in other countries was flat or down compared to the previous year.

We experienced a significant decrease in revenue in North America that resulted primarily from product transition to our current product platform from our legacy products, some continuing effects of the economic downturn, as well as increased competition. In the second quarter of fiscal 2010, most of our North America business was in our legacy products. While we continued last time buy activity in those product lines in the second quarter of fiscal 2011, we are also in the process of transitioning our North America customers to our current product. Many of our customers are now completing their first deployments of the current product. We expect orders for this line of products to increase in future periods as market acceptance gains traction. Revenue in North America benefited in the second quarter of fiscal 2011 because shipments delayed in the first quarter of fiscal 2011 were delivered and recognized as revenue in the second quarter of fiscal 2011. The shipment delays in the first quarter of fiscal 2011 were due to component shortages and supply chain issues from the transition to contract manufacturers.

During the second quarter of fiscal 2011 and fiscal 2010, none of our customers accounted for 10% or more of revenue.

In addition to the above we will provide additional trend information regarding our operating income for each segment in our future filings.

Staff Comment #2

Liquidity, Capital Resources and Financial Strategies, page 30

2.	Please consider enhancing your liquidity section to provide greater detail on historical sources and uses of cash including trends and uncertainties, and discussion of prospective information regarding companies’ sources of and needs for capital. Refer to Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations, Release Nos. 33-8350; 34-48960; FR-72 at: http://www.sec.gov/rules/interp/33-8350.htm. Please provide us with the proposed disclosures that you will include in future filings to provide the details above.

Company Response to Comment #2:

In future filings we will revise our liquidity section to provide greater detail on historical sources and uses of cash including trends and uncertainties, and discussion of prospective information regarding our sources of and needs for capital.

The following narrative provides an example of how we propose to present this discussion in future filings based on the disclosures excerpted from our recently filed 10-Q:

Sources of Cash

As of December 31, 2010, our total cash and cash equivalents was $102.4 million. Approximately $37.6 million or 37% of our total cash and cash equivalents was held by entities domiciled in the United States. The remaining balance of $64.8 million or 63% was held by entities outside the United States, primarily in Singapore, and could be subject to additional taxation if it were to be repatriated to the United States.

As of December 31, 2010, our principal sources of liquidity consisted of the $102.4 million in cash and cash equivalents, $24.4 million of available credit under our current $40.0 million credit facility with Silicon Valley Bank, and cash collections from our customers. Historically our primary sources of liquidity have been cash flows from operations, credit facilities and cash proceeds from sale of our equity securities. During the first two quarters of fiscal 2011, our total cash and cash equivalents decreased by $39.3 million primarily due to cash used in operating activities. During the first two quarters of fiscal 2010, we had positive operating cash flows of $3.9 million.

Cash used in operating activities was $40.5 million in the first two quarters of fiscal 2011 primarily due to the net loss after non-cash adjustments of $27.3 million and a year-to-date increase in receivables of approximately $38.9 million, partially offset by a year-to-date increase in accounts payable of $23.7 million. Our cash collections in each of the first two quarters of fiscal year 2011 were substantially lower than in the fourth quarter of fiscal year 2010 in part due to shipment delays from the first quarter to the second quarter of fiscal 2011 including substantial shipments in the final month of the second quarter. This limited our ability to collect receivables at the end of each quarter. The shipment delays were caused by the transition to outsourced manufacturing and the global parts shortages. In addition, a higher than expected volume of shipments and the longer payment terms for WiMAX shipments have resulted in an increase in our accounts receivable balances at December 31, 2010. During the second quarter of fiscal 2011, we were able to re-negotiate longer payment terms with two of our largest contract manufacturers. The result of higher volume and more favorable payment terms increased our accounts payable balance at the end of the second quarter of fiscal 2011. We expect to continue using cash in our operating activities in the second half of fiscal 2011, but to a substantially lesser extent as compared with the amount of operating cash used in the first two quarters of fiscal 2011.

We believe that our existing cash and cash equivalents, the available line of credit and future cash collections from customers will be sufficient to meet our working capital requirements for next 12 months and the foreseeable future.

In addition, we will add the following paragraph to the disclosures above:

To accommodate our customers’ requests in granting them credit, we regularly accept longer term letters of credit from some customers. These letters of credit are generally discounted without recourse shortly after shipment occurs in order to meet immediate liquidity requirements and to reduce our credit and sovereign risk.

Staff Comment #3

Critical Accounting Estimates, page 46

3.	We note that some of your critical accounting estimates, such as revenue recognition, are exactly the same as your accounting policies in the financial statements. Critical accounting estimates should supplement, not duplicate, the description of accounting policies that are already disclosed in the notes to the financial statements. The disclosure should provide greater insight into the quality and variability of information regarding financial condition and operating performance. While accounting policy notes in the financial statements generally describe the method used to apply an accounting principle, the discussion in MD&A should present a company’s analysis of the uncertainties involved in applying a principle at a given time or the variability that is reasonably likely to result from its application over time. Please consider enhancing your critical accounting estimates in future filings. Refer to Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations, Release Nos. 33-8350; 34-48960; FR-72 at: http://www.sec.gov/rules/interp/33- 8350.htm. Please provide us with the proposed disclosures that you will include in future filings to provide the details above.

Company Response to Comment #3:

In future filings we will revise the discussion of our critical accounting policies to focus on the assumptions and uncertainties that underlie our critical accounting estimates. We will also address, when appropriate, both a qualitative and quantitative analysis of the sensitivity of reported results to changes in our assumptions, judgments, and estimates, including the likelihood of obtaining materially different results if different reasonably likely assumptions were applied.

The following narrative provides an example of how these disclosures may appear in future filings:

Revenue Recognition

We generate substantially all of our revenue from the sales or licensing of our microwave radio and wireless access systems, network management software, and professional services including installation and commissioning and training. Principal customers for our products and services include domestic and international wireless/mobile service providers, original equipment manufacturers, distributors, system integrators, as well as private network users such as public safety agencies, government institutions, and utility, pipeline, railroad and other industrial enterprises that operate broadband wireless networks. Our customers generally purchase a combination of our products and services as part of a multiple element arrangement. Our assessment of which revenue recognition guidance is appropriate to account for each element in an arrangement can involve significant judgment. This assessment has a significant impact on the amount and timing of revenue recognition.

Revenue is recognized when all of the following criteria have been met:

•	Persuasive evidence of an arrangement exists. Contracts and customer purchase orders are generally used to determine the existence of an arrangement.

•	Delivery has occurred. Shipping documents and customer acceptance, when applicable, are used to verify delivery.

•

The fee is fixed or determinable. We assess whether the fee is fixed or determinable based on the payment terms associated with the transaction and whether the sales price is subject to refund or adjustment.

•

Collectability is reasonably assured. We use judgment to assess collectability based primarily on the creditworthiness of the customer as determined by credit checks and analysis, as well as the customer’s payment history.

We often enter into multiple contractual agreements with the same customer. Such agreements are reviewed to determine whether they should be evaluated as one arrangement. If an arrangement, other than a long-term contract, requires the delivery or performance of multiple deliverables or elements, we determine whether the individual elements represent “separate units of accounting”. The determination as to whether multiple contractual agreements should be evaluated as one arrangement and the identification of units of accounting in an arrangement requires significant judgment and impacts the amount of product and service revenue recognized in a given period.

In accordance with ASC 605-25 (as amended by ASU 2009-13), based on the terms and conditions of the product arrangements, we believe that our products and services can be accounted for separately as our products and services have value to our customers on a stand-alone basis. Accordingly, services not yet performed at the time of product shipment are deferred based on their relative selling price and recognized as revenue as such services are performed. The relative selling price of any undelivered products is also deferred at the time of shipment and recognized as revenue when these products are delivered. There is generally no customer right of return in our sales agreements. The sequence for typical multiple element arrangements: we deliver our products, perform installation services and then provide post-contract support services. The new revenue recognition standards do not generally change the units of accounting for our revenue transactions.

Vendor-specific objective evidence (“VSOE”) of fair value is based on the price charged when the element is sold separately. Under the new accounting standards, for multiple element arrangements, if VSOE cannot be established, we establish, where available, the selling price based on third-party evidence (“TPE”). TPE requires judgment and is determined based on evidence of competitor pricing for similar deliverables when sold separately. When we cannot determine VSOE or TPE, we use the estimated selling price (“ESP”) in our allocation of arrangement consideration. The objective of ESP is to determine the price at which we would typically transact a stand-alone sale of the product or service. In determining ESP, we apply significant judgment as we weigh a variety of factors including our pricing policies, internal costs and gross margin objectives, method of distribution, information gathered from experience in customer negotiations, market research and information, recent technological trends, competitive landscape and geographies. We regularly review VSOE, TPE and ESP and maintain internal controls over the establishment and updates of these estimates. We do not expect a material impact in future periods from changes in VSOE, TPE or ESP.

Revenues related to long-term contracts for customized network solutions are recognized using the percentage-of-completion method. In using the percentage-of-completion method, we generally apply the cost-to-cost method of accounting where sales and profits are recorded based on the ratio of costs incurred to estimated total costs at completion. Contracts are combined when specific aggregation criteria are met including when the contracts are in substance an arrangement to perform a single project with a customer; the contracts are negotiated as a package in the same economic environment with an overall profit objective; the contracts require interrelated activities with common costs that cannot be separately identified with, or reasonably allocated to the elements, phases or units of output and the contracts are performed concurrently or in a continuous sequence under the same project management at the same location or at different locations in the same general vicinity. Recognition of profit on long-term contracts requires estimates of the total contract value, the total cost at completion and the measurement of progress towards completion. Significant judgment is required when estimating total contract costs and progress to completion on the arrangements as well as whether a loss is expected to be incurred on the contract. Amounts representing contract change orders, claims or other items are included in sales only when they can be reliably estimated and realization is probable. When adjustments in contract value or estimated costs are determined, any changes from prior estimates are reflected in earnings in the current period. Anticipated losses on contracts or programs in progress are charged to earnings when identified.

Inventory Valuation and Provision for Excess and Obsolete Inventory Losses

Our inventory has been valued at the lower of cost or market. We balance the need to maintain prudent inventory levels to ensure competitive delivery performance with the risk of excess or obsolete inventory due to changing technology and customer requirements, and new product introductions. Beginning in the first quarter of fiscal 2011, the manufacturing of our products was handled primarily by contract manufacturers with the intent to complete all activity transfer by the end of fiscal 2011. Our contract manufacturers procure components and manufacture our products based on our forecast of product demand. We regularly review inventory quantities on hand and record a provision for excess and obsolete inventory based primarily on our estimated forecast of product demand, the stage of the product life cycle, anticipated end of product life and production requirements. The review of excess and obsolete inventory primarily relates to the microwave business. Several factors may influence the sale and use of our inventories, including decisions to exit a product line, technological change, new product development and competing product offerings. These factors could result in a change in the amount of obsolete inventory quantities on hand. Additionally, our estimates of future product demand may prove to be inaccurate, in which case the provision required for excess and obsolete inventory may be overstated or understated. In the future, if we determine that our inventory is overvalued, we would be required to recognize such costs in cost of product sales and services in our Statement of Operations at the time of such determination. In the case of goods which have been written down below cost at the close of a fiscal year, such reduced amount is considered the new lower cost basis for subsequent accounting purposes, and subsequent changes in facts and circumstances do not result in the restoration or increase in that newly established cost basis. We did not make any material changes in the valuation methodology during the past three fiscal years.

Impairment of Goodwill, Identifiable Intangible Assets and Long-Lived Assets

We account for business combinations using the purchase method of accounting which means we record the assets acquired and liabilities assumed at their respective fair values at the date of acquisition, with any excess purchase price recorded as goodwill.

Valuation of intangible assets and in-process research and development requires significant estimates and assumptions including, but not limited to, determining the timing and expected costs to complete development projects, estimating future cash flows from product sales, developing appropriate discount rates, estimating probability rates for the successful completion of development projects, continuation of customer relationships and renewal of customer contracts. The amounts and useful lives assigned to identifiable intangible assets and other long-lived assets impact the amount and timing of future amortization and depreciation expense. Accordingly a subsequent reduction in the estimated carrying value or useful life of an asset would result in an accelerated recognition of amortization or depreciation expense.

We review the carrying value of our intangible assets and goodwill for impairment on an annual basis and whenever events or circumstances indicate that these assets may have become impaired. Significant negative industry or economic trends, including a lack of recovery in the market price of our common stock, disruptions to our business, unexpected significant changes or planned changes in the use of the intangible assets, and mergers and acquisitions could result in the need to reassess the fair value of our assets and liabilities which could lead to an impairment charge for any of our intangible assets or goodwill. The value of our intangible assets and goodwill could also be impacted by future adverse changes such as any future declines in our operating results, a significant slowdown in the worldwide economy and the microwave industry or any failure to meet the performance projections included in our forecasts of future operating results.

We have two reporting units, consisting of our North America segment and International segment. Goodwill is tested for impairment at the reporting unit level annually during the fourth quarter of our fiscal year using a two-step process. First, we determine if the carrying amount of any of our reporting units exceeds its fair value (determined using an analysis of a combination of projected discounted cash flows and market multiples based on revenue and earnings before interest, taxes, depreciation and amortization), which would indicate a potential impairment associated with that reporting unit. If we determine that a potential impairment exists, we then compare the implied fair value associated with the respective reporting unit, to its carrying amount to determine if there is an impairment loss.

Evaluations of impairment involve management estimates of asset useful lives, future cash flows and discount rates. Significant management judgment is required in the forecasts of future operating results that are used in the evaluations. It is possible, however, that the plans and estimates used may prove to be inaccurate. If our actual results, or the plans and estimates used in future impairment analysis, are lower than the original estimates used to assess the recoverability of these assets, we could incur additional impairment charges in a future period. For example, we recorded impairment charges of $63.2 million for identifiable intangible assets in fiscal 2010 and impairment charges of $279.0 million for goodwill and $32.6 million for the Stratex trade name in fiscal 2009.

We evaluate other long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. Impairment is considered to exist if the total estimated future cash flows on an undiscounted basis are less than the carrying amount of the assets. If impairment exists, the impairment loss is measured and recorded based on discounted estimated future cash flows. In estimating future cash flows, assets are grouped at the lowest levels for which there are identifiable cash flows that are largely independent of cash flows from other asset groups.

Our estimate of future cash flows is based upon, among other things, certain assumptions about expected future operating performance, growth rates and other factors. The actual cash flows realized from these assets may vary significantly from our estimates due to increased competition, changes in technology, fluctuations in demand, consolidation of our customers, reductions in average selling prices and other factors. Assumptions underlying future cash flow estimates are therefore subject to significant risks and uncertainties.

Income Taxes and Tax Valuation Allowances

We record the estimated future tax effects of temporary differences between the tax basis of assets and liabilities of amounts reported in our Consolidated Balance Sheet, as well as operating loss and tax credit carryforwards. Significant changes in these estimates may result in an increase or decrease to our tax provision in a subsequent period.

We record deferred taxes by applying enacted statutory tax rates to the respective jurisdictions. We have accounted for taxes on income in our most significant international jurisdiction, Singapore, using a favorable tax rate that has been negotiated with the Singapore government for a duration of five years. This negotiated favorable tax rate is based on the Company meeting certain benchmarks. If we were not to meet the negotiated benchmarks, our tax provision would increase or decrease in the period in which the change occurred. Also, because certain temporary differences will be realized during this tax holiday period and other temporary differences are anticipated to reverse outside of this period, we are required to estimate the appropriate tax rate to use in measuring deferred taxes. That estimate is based upon the best available information at each reporting period.

We follow specific and detailed guidelines in each tax jurisdiction regarding the recoverability of any tax assets recorded on the balance sheet and provide necessary valuation allowances as required. Future realization of deferred tax assets ultimately depends on the existence of sufficient taxable income of the appropriate character (for example, ordinary income or capital gain) within the carryback or carryforward periods available under the tax law. We regularly review our deferred tax assets for recoverability based on historical taxable income, projected future taxable income, the expected timing of the reversals of existing temporary differences and tax planning strategies. Our judgments regarding future profitability may change due to many factors, including future market conditions and our ability to successfully execute our business plans and/or tax planning strategies. We have not made any material changes in the methodologies used to determine our tax valuation allowances during the past three fiscal years. Should there be a change in our ability to recover our deferred tax assets, our tax provision would increase or decrease in the period in which the assessment is changed.

The accounting estimates related to the liability for uncertain tax position require us to make judgments regarding the sustainability of each uncertain tax position based on its technical merits. It is inherently difficult and subjective to estimate our reserves for the uncertain tax positions. Although we believe our estimates are reasonable, no assurance can be given that the final tax outcome of these matters will be same as these estimates. These estimates are updated quarterly based on factors such as change in facts or circumstances, changes in tax law, new audit activity, and effectively settled issues.

Staff Comment #4

Goodwill, Identifiable Intangible Assets and Impairment of Long-Lived Assets, page 64

4.	You state that goodwill and intangible assets deemed to have indefinite lives are tested at the reporting unit level. Please note that intangible assets that have indefinite lives should be tested at the unit of accounting level not at the reporting unit level. Refer to ASC 350- 30-35. Tell us in detail how you test indefinite lived intangible assets currently and in the past.

Company Response to Comment #4:

Historically, Aviat has had only one indefinite-lived intangible asset, the Stratex company trade name which was in place prior to the company’s rebranding to Aviat Networks in the fourth quarter of fiscal 2009.

The Stratex trade name was historically tested for impairment annually or when indications of potential impairment existed, based on a comparison of its fair value and its carrying value in accordance with ASC 350-30. The fair value of the Stratex trade name was estimated by using an income approach, the relief-from-royalty method. This method incorporates total company revenue and royalty rates associated with trade names related to similar operations as the company.

As detailed on page 74 of the 10-K, when plans for rebranding were determined, the trade name was reassessed and deemed to be impaired. In the fourth quarter of 2009, we recorded a $10.6 million impairment charge related to the Stratex trade name. The trade name no longer met the indefinite-lived criteria and the remaining value after the impairment charge was amortized over its remaining useful life of six months.

In future filings we will revise the disclosure to indicate that only goodwill, not intangible assets with indefinite lives, is tested at the reporting unit level.

Staff Comment #5

Note C — Goodwill and Identifiable Intangible Assets, page 73

5.	We note that you recorded impairment charges of $63.2 million for identifiable intangible assets during fiscal year ended July 2, 2010. We also note that you applied discount rates ranging from 28% to 30% to the cash flows used in the fair value calculations of intangible assets. In this regard tell us in detail why you believe that discount rates ranging from 28% to 30% were appropriate.

Company Response to Comment #5:

The discount rates utilized in the overall business valuations for the Company’s two reporting units associated with step one of the goodwill impairment analysis were considered as a starting point. These were derived based on weighted average cost of capital (“WACC”) calculations. In developing the discount rates for the intangible assets, we considered significant risk premiums (greater than 10% above the base business rates) to reflect operational challenges impacting the intangible assets cited in the response to question 6 below. These included lower revenue and profit expectations, discontinuance of certain legacy products, and the potential for greater customer losses and attrition.

The significant risk premiums also reflected weighted average return on asset (“WARA”) considerations – in which collective rates of return on the various types of tangible and intangible assets of a company are compared and reconciled to the discount rate for the overall business. Intangible assets are significantly more risky than tangible assets (like a company’s working capital and fixed assets). The risk premiums for the intangible assets considered this factor, as well as the large balance of working capital in tangible assets at July 2, 2010 (with working capital representing approximately 60% to 70% of each reporting unit’s total assets). For the WARA to reconcile to a reasonable range of the WACC for the business, discount rates from 28% to 30% were required for balancing purposes.

Staff Comment #6

6.	Furthermore, tell us if you tested your identifiable intangible assets for impairment during the fiscal year ended July 3, 2009 when you had impaired goodwill for $279.0 million and trade names from $32.6 million. If you did test them in the prior year, tell us what assumptions changed in your impairment testing between the two periods. Tell us the assumptions used for your goodwill and indefinite lived assets impairment test in the fiscal year ended July 2, 2009.

Company Response to Comment #6:

Our definite-lived intangible assets were tested for impairment during the fiscal year ended July 3, 2009, with no impairment indicated based on a comparison of the sum of undiscounted cash with carrying values for the Company’s developed technology, customer relationships, and product trade names.

The key assumptions used in our fiscal 2009 and fiscal 2010 impairment analyses for definite-lived intangible assets included overall business earnings before interest, taxes, depreciation, and amortization (“EBITDA”) margins, developed technology useful life and customer relationships repeat business rates.

In fiscal 2010, we expected lower near term revenue and profitability for the overall business compared with fiscal 2009, which resulted in lower total cash flows projected for the intangible assets in fiscal 2010 compared with fiscal 2009. Our useful life assumption for developed technology in the fiscal 2010 analysis (approximately 3 years) was shorter than the assumption of 8 to 9 years in the fiscal 2009 analysis due to our planned discontinuance of certain legacy products including Constellation, TRuepoint 5000, and TRuepoint 6400 in fiscal 2010. Our customer relationships repeat business rates assumption of 50% to 75% in the fiscal 2010 analysis was lower than the assumption of 75% to 90% in the fiscal 2009 analysis because of greater expected losses associated with legacy customer relationships due to the operating challenges in fiscal 2010 as well as the planned discontinuance of products mentioned above. This resulted in lower economics for the customer relationships in the fiscal 2010 analysis compared with the fiscal 2009 analysis.

We recorded a goodwill impairment charge of $279.0 million during fiscal 2009. The primarily assumptions used in our goodwill impairment test in fiscal 2009 included the followings:

•	Discounted cash flow analysis
-	Projected five year compound annual growth rates: -0.2% for North America and 8.3% for International;
-	Range of projected earnings EBITDA margins: 12.0% to 14.5% for North America and 4.0% to 13.1% for International.

•	Market approaches
-	Public company market multiples – selected invested capital (“IC”) to trailing revenue multiples: 0.50 for North America and 0.70 for International;
-	Similar transactions method – selected IC to trailing revenue multiples: 0.70 for both North America and International.

We recorded an impairment charge of $32.6 million related to the Stratex trade name during fiscal 2009, in conjunction with the overall rebranding of the Company. The primary assumptions used in the trade name impairment test in fiscal 2009 included consideration of approximately six months of projected revenue (consistent with the transition period associated with “Stratex”) and industry royalty rates associated with similar trade names.

Staff Comment #7

Form 10-Q for the quarterly period ended October 1, 2010

Note E — Inventories, page 8

7.	You state that beginning in the first quarter of fiscal 2011, the production of your products is outsourced to contract manufacturers and you no longer manufacture products internally. In this regard, tell us if this manufacturing equipment is still recorded on your books. If it is still recorded in your books tell us what your future plans are for this equipment. Tell us how you considered its useful lives and/or the potential for impairment.

Company Response to Comment #7:

Our manufacturing equipment included certain equipment purchased during or prior to fiscal 2010 related to the manufacturing of our legacy products, and manufacturing equipment purchased mostly during fiscal 2009 through fiscal 2011 that are located at contract manufacturers’ facilities and our own manufacturing facilities related primarily to test stations for our current products.

During fiscal 2010, as a result of our impairment evaluations of long-lived assets, the manufacturing equipment located at our manufacturing facilities that related to our legacy products was written down and depreciated over the reduced remaining useful lives (through the end of the legacy products’ lives). Please refer to page 46 of our Form 10-K for details of the impairment charges. As of the end of second quarter of fiscal 2011, total net book value related to manufacturing equipment for our legacy products was $0.4 million.

Most of the manufacturing equipment related primarily to test stations for our current products is located at our contract manufacturers’ facilities. A few testing stations are kept at our manufacturing facilities until the final product configuration is completed and are expected to be transferred to our contract manufacturers’ locations by the end of fiscal 2011 for use in manufacturing our current products. The manufacturing equipment for our current products is recorded as “Property, Plant and Equipment” on our balance sheets and are depreciated over their estimate useful lives ranging from 3-5 years. As of the end of the second quarter of fiscal 2011, total net book value related to these pieces of equipment was $3.4 million.

Staff Comment #8

Executive Compensation, page 18

8.	Your compensation discussion and analysis should be sufficiently precise to identify material differences in compensation policies for individual officers. In this regard, we note the significantly different amounts paid to your various Named Executive Officers. Please revise your disclosure to explain in more detail the reasons for the differences in the amounts of compensation awarded to the named executive officers.

Company Response to Comment #8:

We believe that the information disclosed in the proxy statement for our 2010 annual meeting of stockholders adequately informed investors about differences in the compensation of our named executive officers. For example, the base salaries shown in the Summary Compensation Table for Messrs. Kissner (who became our CEO four days before the end of our 2010 fiscal year), Mr. Braun (our former CEO) and Mr. Cronan (our CFO) are all at the minimum base salaries specified in their previously-filed employment agreements. In addition, the Compensation Discussion and Analysis clearly states our general policy to set compensation of each of our NEO’s at approximately the 50th percentile of comparable positions at peer group companies. These two fully-disclosed factors account to a very high degree for the differences in compensation among our NEO’s.

However, in response to the Staff’s comments and to improve our disclosure of executive compensation practices, we intend, subject to Compensation Committee review and approval, to focus more specifically in the Compensation Discussion and Analysis in our 2011 proxy statement on factors that affect compensation of individual NEO’s, as disclosed in the Summary Compensation Table, such as the following:

•	the differing percentages of base salary represented by the target annual bonus of each NEO, and a discussion of how these percentages compare with our peer group.

•	the circumstances under which our current CEO was hired.

Note: We supplementally advise the Staff that Mr. Kissner, until then a non-executive board member who had retired from any full-time occupation, was induced to return from retirement on short notice after the Board determined that an immediate change in leadership was advisable, and that the terms of his employment agreement mirrored those of the prior CEO in almost all respects. Mr. Kissner was considered uniquely qualified for this immediate assumption of responsibility because of his existing familiarity with the Company’s business as the non-executive Chairman of the Board from the time of the Company’s start as a public company in January 2007 and as the former CEO of one of the Company’s predecessor companies, Stratex Networks, Inc., where his responsibilities had included a previous, successful turn-around.

•	the ratio between our CEO’s compensation and the average compensation of other NEO’s, as compared with the similar ratios for peer group companies.

•	the method by which the aggregate amount of long-term compensation is determined for each NEO.

Note: We supplementally advise the Staff that the target amount of each NEO’s annual long-term compensation award has historically been set at an amount equal to the sum of that NEO’s base salary plus target annual bonus.

•	year-to-year changes in individual NEO compensation.

•	where a NEO’s base salary is required by his or her employment agreements, disclosure of that fact.

Note: We supplementally advise the Staff that the base salaries as stated in our 2010 Proxy of our current CEO, CFO, and Chief Sales Officer are at the minima stated in their respective employment agreements.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at 408-567-7120.

Sincerely,
/s/ Thomas L. Cronan III
Thomas L. Cronan III
Senior Vice President and Chief Financial Officer

cc:

John J. Madigan, Vice President, Corporate Controller & Principal Accounting Officer

Meena Elliott, Vice President, General Counsel and Corporate Secretary

David Cima, Ernst & Young LLP

Alan Kalin, Bingham McCutchen LLP